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                             June 29, 2022

       Coreen Kraysler
       Chief Financial Officer
       Netcapital Inc.
       1 Lincoln Street
       Boston, MA 02111

                                                        Re: Netcapital Inc.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed June 28, 2022
                                                            File No. 333-262688

       Dear Ms. Kraysler:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1.                                                   Refer to Exhibit 5.1.
We note that the warrant agreement is governed by New York law and counsel's opinion
is limited to the laws of Utah. Please have counsel revise the scope of the legality opinion
accordingly.
 Coreen Kraysler
FirstName  LastNameCoreen Kraysler
Netcapital Inc.
Comapany
June        NameNetcapital Inc.
     29, 2022
June 29,
Page 2 2022 Page 2
FirstName LastName
       Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting
Legal Branch Chief, at 202-551-3217 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance